Exhibit 23.1

CONSENT OF REGISTERED INDEPENDENT PUBLIC ACCOUNTING FIRM

Board of Directors
Liquidmetal Technologies, Inc.

We consent to the incorporation by reference of our report of Independent Registered Public Accounting Firm dated February 15, 2007 and July 17, 2006  on the consolidated balance sheets as of December 31, 2006 and 2005, and the related consolidated statements of operations and comprehensive loss, shareholders’ equity (deficiency), and cash flows for the two year period ended December 31, 2006 included in this Form S-1 to be filed on approximately April 27, 2007 registering 23,653,994 shares held by selling stockholders.  We also consent to the reference to us as experts in matters of accounting and auditing in the registration statement and prospectus.

/s/Choi, Kim & Park, LLP

CERTIFIED PUBLIC ACCOUNTANTS

Los Angeles, California
April 26, 2007